Exhibit 1

British American Tobacco p.l.c. (“BAT” or the “Company”)

11 September 2025

BAT Announces Management Board Changes

After 11 years as General Counsel and a member of the Management Board, Jerome Abelman will be stepping down from his role as Director, Legal and General Counsel and leaving BAT on 31 December 2025, concluding a distinguished 23-year career with the Group.

Jerry will be succeeded by Paul McCrory, currently Director, Corporate and Regulatory Affairs, with effect from 1 January 2026. Paul has been on the Management Board since 1 September 2023, and with BAT for over 18 years. During his career he has held various senior legal roles in the Group, including in Asia Pacific and 6 years as Company Secretary. Paul will first be appointed as Director, Legal and General Counsel Designate, continuing as a member of the Management Board with effect from 1 October 2025.

The responsibilities of the role of Director, Corporate and Regulatory Affairs will transfer from 1 October 2025 to Kingsley Wheaton, Chief Corporate Officer.

Tadeu Marroco, Chief Executive, commented:

"My sincere gratitude to Jerry for his dedication to BAT over his career of 23 years, including 11 on the Management Board and as General Counsel. Jerry’s leadership has been at the forefront of BAT’s commitment to delivery with integrity. He has successfully navigated the Group through a series of strategic legal and regulatory matters across the globe while developing talented and diverse teams of legal, external affairs and security professionals. We wish him and his family all the very best for the future.

I would like to welcome Paul to his new role. He brings close to two decades of legal and regulatory experience within BAT, and his appointment reflects the Group’s commitment to maintaining strong legal leadership aligned with our strategic priorities. Paul’s collaborative and inclusive leadership style, combined with his deep understanding of global legal and regulatory environments, makes him exceptionally well-suited to lead BAT’s legal function into the future.

As part of Kingsley’s broadened role as Chief Corporate Officer, he will continue to sharpen the execution of our regulatory affairs and communications agenda, building on the significant progress made by Paul.

I look forward to continuing to work with Kingsley and Paul to enable sustainable growth for A Better Tomorrow."

-ENDS-

Enquiries

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Victoria Buxton: | IR team@bat.com

About BAT

BAT is a leading global multi-category consumer goods business. Underpinned by world-leading science and research and development, our purpose is to create A Better Tomorrow™ by Building a Smokeless World.

Central to achieving this is the concept of Tobacco Harm Reduction (THR) - the switching of smokers, who would otherwise continue to smoke, from risky forms of combustible tobacco products like cigarettes, to lower risk profile smokeless tobacco and nicotine products. This is outlined further in Omni™, an evidence-based manifesto for change, which captures BAT's commitment and progress on THR.

BAT employs more than 48,000 people and, in 2024, generated revenue of £25.9bn, with an adjusted profit from operations of £11.9bn.

BAT's aim is to have 50 million adult consumers of its smokeless products by 2030 and generate 50% of its revenue from these products by 2035. With 30.5 million current users - including vapour brand Vuse; heated product brand glo; and modern oral (nicotine pouch) brand Velo - BAT's new category revenues have climbed to £3.4bn in 2024, with strong progress in profitability.

BAT continues to strive towards reducing its use of virgin raw materials, enhancing the communities in which it operates and working towards net zero across its value chain by 2050. BAT received a "Triple-A" rating from CDP for its 2024 disclosures on Climate Change, Water Security and Forests; and was recently named a Financial Times Climate Leader for the fifth year running.

Forward-looking statements

This release contains certain forward-looking statements, including "forward-looking" statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "should," "intend," "plan," "potential," "predict," "will," "expect," "estimate," "project," "positioned," "strategy," "outlook", "target" and similar expressions. These include statements regarding our customer target ambition, our New Categories revenue targets and our sustainability targets.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this release are reasonable, but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the headings "Cautionary Statement" and "Group Principal Risks " in the 2024 Annual Report and Form 20-F of British American Tobacco p.l.c. (BAT).

Additional information concerning these and other factors can be found in BAT's filings with the U.S. Securities and Exchange Commission ("SEC"), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov and BAT's Annual Reports, which may be obtained free of charge from the BAT website www.bat.com.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this release and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.